

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2018

Mail Stop 4631

<u>Via E-mail</u>
Mr. Manuel Bartolome Ferreyros Pena
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150, Urbanizacion El Vivero
Surco, Lima
Peru

> Re: **Cementos Pacasmayo S.A.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **Response dated January 4, 2018**
> **File No. 1-35401**

Dear Mr. Pena:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the period ended December 31, 2016</u>

<u>Note 1 Corporate Information, page F-9</u>

1. We note your response to our comment number 2 from our letter dated December 19, 2017. Please further clarify how you considered paragraphs BC13 and BC 14 of IFRIC 17 in determining that the spin-off transaction was not within the scope of IFRIC 17. Tell us how you considered the common share ownership of ASPI in your analysis.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570, or in his absence, Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction